FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 11, 2006

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated December 11, 2006

2.

Report of Voting Results for meeting held December 8, 2006

3.

Material Change Report dated December 11, 2006 (re: Dec 11/06 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date: December 11, 2006

By:

“Michael Levy”_______

 Name

Its:

President and Director__

(Title)

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Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Results of Special Meeting of Shareholders

Vancouver, BC – December 11, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), is pleased to announce that shareholders approved both resolutions brought before them at the Company’s Special Meeting of Shareholders held in Vancouver on December 8, 2006.

Shareholders, by way of a disinterested shareholder vote, approved without amendment the issuance of 361,405 compensation share purchase warrants to Casimir Capital LP and the issuance of 361,405 common shares of the Company upon the due exercise of such share purchase warrants.  Casimir Capital LP had acted as a financial advisor to the Company in connection with the Company’s Private Placement, which closed on October 17, 2006.

Shareholders, by way of a disinterested shareholder vote, also approved without amendment the adoption of a new stock option plan (the “New Plan”) for the Company, establishing the maximum number of shares that may be issued pursuant to the exercise of options granted under the New Plan at 10,000,000 shares.  The number of Common Shares issuable under the New Plan equals, on a non-diluted basis, 11.2% of the Company’s issued and outstanding Common Shares as of today’s date.

No further business came before the meeting.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

December 11, 2006

Item 3.

News Release

The Company’s news release dated December 11, 2006, was disseminated by CCN Matthews on December 11, 2006.

Item 4.

Summary of Material Change

The Company announced the results of the Special Meeting of Shareholders held on December 8, 2006.  Shareholders approved both resolutions brought before them.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Michael Levy, President of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated December 11, 2006

PETAQUILLA MINERALS LTD.

Per:

“Michael Levy”

Michael Levy
President

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Michael Levy

Contact telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Results of Special Meeting of Shareholders

Vancouver, BC – December 11, 2006:  Michael Levy, the President of Petaquilla Minerals Ltd. (“PTQ” or the “Company”), is pleased to announce that shareholders approved both resolutions brought before them at the Company’s Special Meeting of Shareholders held in Vancouver on December 8, 2006.

Shareholders, by way of a disinterested shareholder vote, approved without amendment the issuance of 361,405 compensation share purchase warrants to Casimir Capital LP and the issuance of 361,405 common shares of the Company upon the due exercise of such share purchase warrants.  Casimir Capital LP had acted as a financial advisor to the Company in connection with the Company’s Private Placement, which closed on October 17, 2006.

Shareholders, by way of a disinterested shareholder vote, also approved without amendment the adoption of a new stock option plan (the “New Plan”) for the Company, establishing the maximum number of shares that may be issued pursuant to the exercise of options granted under the New Plan at 10,000,000 shares.  The number of Common Shares issuable under the New Plan equals, on a non-diluted basis, 11.2% of the Company’s issued and outstanding Common Shares as of today’s date.

No further business came before the meeting.

The statements contained in this news release that are not purely historical are forward-looking statements. Forward-looking statements may relate to the success of any of the Company's strategic initiatives, the Company's expectations, beliefs, growth and future prospects, and the Company's position in the market and future opportunities therein. Forward-looking statements may also include, without limitation, any express or implied statement relating to future events, industry performance, general business and economic conditions or circumstances, regulatory and legal requirements, and other matters, many of which are beyond the control of the Company. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. All forward-looking statements included in this news release are based upon information available to the Company as of the date hereof and the Company does not undertake any obligations to update forward-looking statements should circumstances or management's beliefs or opinions change.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Michael Levy
President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Website: www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE
INFORMATION CONTAINED HEREIN